UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

ADMA Biologics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

000899 104
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899 104	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,608,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,608,171
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000899 104	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,608,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,608,171
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000899 104	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,608,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,608,171
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000899 104	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,608,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,608,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000899 104	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,608,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,608,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000899 104	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,608,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,608,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000899 104	SCHEDULE 13D	Page 8 of 12

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (“Schedule 13D Statement”) as previously filed with the Securities Exchange Commission by the undersigned Reporting Persons on February 22, 2012 and subsequently amended on October 23, 2013, with respect to common stock, par value $0.0001 per share (“Common Stock”).  The principal executive offices of ADMA Biologics, Inc. (the “Issuer”) are located at 465 State Route 17, Ramsey, New Jersey 465 State Route 17, Ramsey, New Jersey.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,608,171 shares of Common Stock, consisting of (i) 411,765 shares of Common Stock, which were acquired in the Issuer’s initial public offering of Common Stock (the “IPO”) with an aggregate purchase price of $3,500,003 (the “Purchase”), (ii) 3,196,406 shares of Common Stock, after giving effect to a stock split at a ratio of 1.27-for-1 effected by the Company on April 4, 2013, which were acquired by the Reporting Persons prior to the IPO in connection with the Issuer's merger transactions as reported previously by the Reporting Persons in the Schedule 13D Statement.  The source of the purchase price for the Purchase was capital contributions from the partners of Aisling.  No borrowed funds were used to purchase the Common Stock.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplementally amended by adding the following:

The last six paragraphs of Item 6 is incorporated herein by reference.

CUSIP No. 000899 104	SCHEDULE 13D	Page 9 of 12

Item 5.	Interest in Securities of the Issuer.

 Item 5 is hereby amended and restated as follows:

   (a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 12,886,741 shares of the Issuer’s common stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,608,171 shares of Common Stock, constituting approximately 28.0% of the outstanding shares of Common Stock.

   (b)         (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,608,171 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

              (ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 3,608,171 shares of Common Stock beneficially owned by the Reporting Persons.  In addition, Mr. Elms and Dov Goldstein hold, in the aggregate, 78,673 options for the benefit of Aisling Capital LLC, who is not a Reporting Person, in which, Mr. Purcell retains an interest.  Each of the Reporting Persons disclaims any beneficial ownership of such options, except to the extent of their pecuniary interest.

   (c)           Not applicable.

   (d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

   (e)           Not applicable.

CUSIP No. 000899 104	SCHEDULE 13D	Page 10 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplementally amended by adding the following at the end thereof:

As disclosed in the Issuer’s Form 8-K filed on January 23, 2017, on January 21, 2017, the Issuer and its and its wholly-owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company (“Buyer”), entered into a Master Purchase and Sale Agreement (the “Purchase Agreement”) with Biotest Pharmaceuticals Corporation, a Delaware corporation (“Seller”), and certain other parties, pursuant to which Buyer has agreed to acquire (the “Acquisition”) certain assets and assume certain liabilities constituting the therapy business of Seller.

On January 21, 2017, in connection with the execution and delivery of the Purchase Agreement, Aisling entered into a Voting Agreement (the “Voting Agreement”) with Seller and the Issuer. The shares subject to the Voting Agreement represent approximately 28.0% of the issued and outstanding voting securities of the Issuer.

The Voting Agreement generally require that the Reporting Persons: (i) vote all of their shares of Common Stock in favor of the Purchase Agreement and all transactions contemplated by the Purchase Agreement; (ii) vote against any alternative transaction; (iii) not transfer their Common Stock during the term of the Voting Agreement or enter into any other voting agreement, voting trust or similar agreement with respect to any of their shares of Common Stock and (iv) not take any action that would constitute a violation of the non-solicitation provisions of the Purchase Agreement if taken by the Issuer, its representatives or affiliates, with the limitations and exceptions of such provisions of the Purchase Agreement that are applicable to the Issuer, its representatives or affiliates being similarly applicable to the Reporting Persons.

The Voting Agreement includes a cap of 25% on the aggregate voting power represented by all voting agreements signed by stockholders of the Issuer in connection with the Acquisition, taken together, if, in response to a “Superior Transaction” (as defined in the Purchase Agreement) received by the Issuer’s board of directors, the Issuer’s board of directors makes an “Adverse Recommendation Change” (as defined in the Purchase Agreement) in accordance with the Purchase Agreement and it does not terminate the Purchase Agreement.  In such circumstances, the Reporting Persons voting power would be reduced pro rata along with any other stockholders who have signed voting agreements with respect to the Acquisition.

The Voting Agreement will terminate upon the first to occur of (i) the closing date, (ii) the termination of the Voting Agreement by mutual consent of the parties thereto, (iii) the termination of the Purchase Agreement, (iv) the September 30, 2017 and (v) any amendment, modification or waiver to the Purchase Agreement that changes the form, timing or amount of the purchase price or other consideration contemplated by the Purchase Agreement.

The foregoing description of the Voting Agreement is not complete and is qualified entirely by reference to the full text of such agreement, filed herewith as Exhibit 3.

CUSIP No. 000899 104	SCHEDULE 13D	Page 11 of 12

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of October 22, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 3:	Voting Agreement, dated as of January 21, 2017, by and among Aisling and ADMA Biologics.

CUSIP No. 000899 104	SCHEDULE 13D	Page 12 of 12

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     January 24, 2017

AISLING CAPITAL II, LP

By:	Aisling Capital Partners, LP General Partner

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS, LP

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).